SCHEDULE 13G

Amendment No. 0
Buckeye Technologies Incorporated
Common Stock
Cusip #118255108


Cusip #118255108
Item 1:	Reporting Person - FMR LLC
Item 4:	Delaware
Item 5:	2,622,242
Item 6:	0
Item 7:	0
Item 8:	0
Item 9:	2,622,242
Item 11:	6.769%
Item 12:	    HC


Cusip #118255108
Item 1:	Reporting Person - Edward C. Johnson 3d
Item 4:	United States of America
Item 5:	0
Item 6:	0
Item 7:	0
Item 8:	0
Item 9:	2,622,242
Item 11:	6.769%
Item 12:	IN




	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)



Item 1(a).	Name of Issuer:

		Buckeye Technologies Incorporated

Item 1(b).	Name of Issuer's Principal Executive Offices:

		1001 Tillman Street
		Memphis, TN  38112


Item 2(a).	Name of Person Filing:

		FMR LLC

Item 2(b).	Address or Principal Business Office or, if None,
Residence:

		82 Devonshire Street, Boston,
Massachusetts  02109

Item 2(c).	Citizenship:

		Not applicable

Item 2(d).	Title of Class of Securities:

		Common Stock

Item 2(e).	CUSIP Number:

		118255108

Item 3.	This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b)
and the person filing, FMR LLC, is a parent holding company in accordance with Section 240.13d-1(b)(ii)(G). (Note: See
Item 7).

Item 4.	Ownership

	(a)	Amount Beneficially Owned:	2,622,242

	(b)	Percent of Class:	6.769%

	(c)	Number of shares as to which such
person has:

	(i)	sole power to vote or to direct
the vote:	2,622,242

	(ii)	shared power to vote or to
direct the vote:	0

	(iii)	sole power to dispose or to
direct the disposition of:	0

	(iv)	shared power to dispose or to
direct the disposition of:	0



Item 5.	Ownership of Five Percent or Less of a Class.

	Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another
Person.

	Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of Buckeye Technologies
Incorporated.  The interest of one person, Buckeye
Technologies ESOP in the Common Stock of Buckeye
Technologies Incorporated, amounted to 2,622,242 shares or 6.769% of the total outstanding Common Stock at December
31, 2009.

Item 7.	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent
Holding Company.

	See attached Exhibit A.

Item 8.	Identification and Classification of Members of
the Group.

	Not applicable.  See attached Exhibit A.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 20, 2010
Date

 /s/ Scott C. Goebel
Signature

Scott C. Goebel
Duly authorized under Power of Attorney
effective as of June 1, 2008 by and on behalf of FMR LLC and its direct and indirect subsidiaries


	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)



	Fidelity Management Trust Company, 82 Devonshire
Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR LLC and a bank as defined in Section
3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 2,622,242 shares or 6.769% of the Common Stock outstanding of the Company as a result of its serving as Trustee of the Buckeye Technologies ESOP.

	Edward C. Johnson 3d and FMR LLC, through its control of Fidelity Management Trust Company, each has sole dispositive power over no shares and sole power to vote or to direct the voting of 2,622,242 shares of Common Stock owned by the institutional account(s) as reported above.

	Members of the family of Edward C. Johnson 3d, Chairman of FMR LLC, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC.
The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC.



	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)
	RULE 13d-1(f)(1)  AGREEMENT

	The undersigned persons, on July 20, 2010, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the Common Stock of Buckeye Technologies Incorporated at December 31,
2009.

	FMR LLC

	By /s/ Scott C. Goebel
	Scott C. Goebel
	Duly authorized under Power of Attorney effective as
of June 1, 2008, by and on behalf of FMR LLC and its direct
and indirect subsidiaries

	Edward C. Johnson 3d

	By /s/ Scott C. Goebel
	Scott C. Goebel
	Duly authorized under Power of Attorney effective as
of June 1, 2008, by and on behalf of Edward C. Johnson 3d